June 4, 2013

Pamela Long
Assistant Director
Sherry Haywood
Staff Attorney
Era Anagnosti
Staff Attorney

Re:	Explore Anywhere Holding Corp. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2013 File No. 001-33933

Dear Ms. Long:

General

1. Based on your disclosures, it appears that you are soliciting proxies in connection with the company’s acquisition of Sponser Me, Inc. To the extent that you have entered into an acquisition agreement with Sponser Me, Inc., please tell us why you have not filed a Form 8-K to provide Item 1.01 and Item 5.01 disclosures with respect to the entering into a material definitive agreement and the change in control transaction. We note that following the issuance of 61,204,667 shares in the acquisition, and based upon 20,923,750 shares currently outstanding, the holder(s) of the shares issued in the acquisition will control approximately 74.5 % of the company’s stock. With a view towards disclosure, please also tell us whether your business will change following the Sponser Me acquisition. We may have further comments following the review of your response.

The Company while it has a draft agreement has not yet entered into such agreement pending shareholder approval.  Upon the completion of the acquisition the operations of the company will include the operations of Sponsor Me along with the current and expanding operations of the Registrant.

2. Please disclose whether the shares you plan to offer and issue in the acquisition will be issued in a transaction registered under the Securities Act of 1933 or in a transaction exempt from the registration requirements of the Securities Act and provide us with the basis for this exemption.

Disclosure added that the shares issued to Sponsor Me, Inc. will be exempt from registration under Section 4(b) and any distribution from Sponsor Me, Inc. to its shareholders would be exempt under Section 3(a)(9).

3. Please note that we are unable to evaluate the disclosures related to the acquisition and the reverse stock split since they are substantially deficient and do not meet the requirements of the applicable items of Schedule 14A. In this regard, we note that the proxy statement is missing, among other things, disclosures required by Items 3, 4, 12, 13, and 14 of Schedule 14A. In addition, depending on the structure of the acquisition and whether the consideration offered consists of registered or exempt securities, you must present financial statements responsive to the applicable provisions of Item 14. Please also note that information about the acquiring and acquired companies must be provided in compliance with Item 14(c) of Schedule 14A. Please amend your preliminary proxy statement to include all required disclosures.

Additional disclosure in relation to Sponsor Me, Inc. has been added along with additional detail relating to the proposed transaction.

4. Please include with your amended preliminary proxy statement a proxy card pursuant to the requirements of Exchange Act Rule 14a-6(a). Please note that the proxy requirements are set forth in the Exchange Act Rule 14a-4. Since you are soliciting proxies in connection with an acquisition transaction, your proxy statement disclosures must describe the transaction terms and its contemplated structure in material detail, so that the shareholders are fully informed as to the matters they are being asked to vote upon.

Proxy card added.

Proxy Statement Cover Page

5. We note that you have checked the “No fee required” box, even though the transaction involves the issuance of 61,204,667 shares of your common stock. We also note that you have not completed information on the cover page related to the securities which will be issued in the acquisition. Please advise, or otherwise revise your disclosure and tell us how you are complying with Exchange Act Rule 14a6-(i)(1) and 0-11.

Fee disclosure added.

Item 1: Acquisition of Sponser Me, Inc. and Issuance of Shares, page 5

6. Please revise your disclosures to consistently disclose the name of the target company as either Sponsor Me, Inc. or Sponser Me, Inc.

Revised to consistently disclose Sponsor Me, Inc.

7. Here or in an appropriate section of the filing, please disclose whether the company’s board of directors has approved the acquisition of Sponser Me, Inc.

Disclosure that the Company’s Board of directors has approved the acquisition and recommended it to its shareholders.

Item 2: 1 for 5 Stock Split, page 11

8. Please expand your disclosures related to the effects of the reverse stock splits on the rights of existing stockholders. For example, please discuss how you will treat fractional shares and how the rights of shareholders holding less than five shares of your common stock will be impacted. Please clarify whether the board of directors has approved the stock split and whether it has retained any discretion to not go forward with the reverse stock split.

All fractional shares will be rounded up to the nearest full share. The board of directors has approved the stock split and retained discretion not to go forward with the reverse split in the event that the acquisition is not approved.

Explore Anywhere Holding Corp. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bryan Hammond
Bryan Hammond
Chief Executive Officer
Explore Anywhere Holding Corp.